

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

Re: Euronav NV
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted June 16, 2014
CIK No. 0001604481

Dear Mr. Rodgers:

We have reviewed your response to our prior comment letter to you dated May 23, 2014 and have the following additional comments.

Prospectus Summary, page 1

Our Business, page 1

1. We note your response to our prior comment 7 and that you indicate the agreements have been filed, but we are unable to locate the agreement or memorandum of agreement. Please advise. Please note that we may have additional comments when such documents are filed.

Corporate Structure, page 9

2. Please provide some additional disclosure accompanying the chart on page 10 to explain what is meant by your "simplified organization structure." Please include text to accompany the diagram to explain that, for instance, the principal shareholders, or other shareholders, of Euronav NV are not depicted in the diagram.

Summary Financial and Operating Data, page 13

Selected Consolidated Financial and Other Data, page 50

3. We note the changes that have been made to your summary financial and operating data and your selected consolidated financial and other data in response to our prior comment

21 but do not believe that the changes made were fully responsive to our prior comment. As noted in our prior comment, since the general and administrative expenses associated with your joint ventures are not reflected in your consolidated financial statements under IFRS, we do not believe it is appropriate to present a measure that includes expenses that are not included in your financial statements on a consolidated basis. Accordingly, please revise to delete the measure "average daily general and administrative expenses per vessel-owned tanker segment and joint ventures" from your summary financial and operating data and your selected consolidated financial and other data.

4. We note the changes that have been made to footnote (9) in response to our prior comment 22. Please revise the reconciliation of your profit and loss to your adjusted EBITDA to provide separate disclosure of the adjustments related to your equity accounted investees.

Management's Discussion and Analysis of Financial Condition, page 54

Critical Accounting Policies, page 59

Vessel Impairment, page 60

5. We note from your response to our prior comment 31 that the Company believes that it has properly defined its cash generating unit as a group of vessels operating as a fleet in accordance with IAS 36 rather than on an individual basis. We also note that although the Company's vessels operate independently of each other under separate charters, the Company believes that its vessels are substantially interchangeable such that they should not individually represent a separate cash-generating unit for purposes of any impairment analysis. We further note that for vessels participating in pooling arrangements where the Company receives its share of net voyage revenues less administrative expenses in accordance with a system of points allocated to each vessel, it would not be possible to determine the amount of cash inflows at the level of each individual vessel. While we understand that because separate cash flows for vessels operating in pooling arrangements are not available, these vessels must be evaluated for impairment on a collective basis, we continue to have concern that it may not be appropriate to include your tankers not operating in pools and FSOs into two cash generating units for purposes of your impairment analysis pursuant to IAS 36. As outlined in paragraph 6 of IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Since both your tankers that do not operate in pools and your FSOs operate independently of each other under separate charter arrangements that are largely independent of the cash inflows from other assets or groups of assets, we continue to believe that your tankers that do not operate in pools and your FSO's should be individually evaluated for impairment as separate cash-generating units pursuant to the guidance in IAS 36. Please revise your impairment analysis with respect to your tankers not operating in pools and your FSO's to treat each vessel as a separate cash-generating

unit for purposes of your most recent impairment analysis. Alternatively, please explain in further detail why you do not believe your vessels not operating in pools or your FSO's do not represent separate cash generating units as defined in paragraph 6 of IAS 36.

6. We note your response to our prior comment 32 and the revisions that have been made to page 61 of MD&A in response to our prior comment. However, we do not believe that your revisions or your response adequately addressed the concerns raised in our prior comment. Given the significant volatility that has existed in recent periods with respect to vessel charter rates, and the significant variation in the results of your impairment analysis that could occur in the event that different assumptions were used in estimating discounted cash flows, we continue to believe that your discussion on page 61 should be revised to provide a sensitivity analysis as to how your impairment analysis would be impacted in the event that current charter hire rates or 1-year historical charter rates were used in estimating discounted cash flows for your vessels for unchartered periods. Please revise your discussion on page 61 to explain how your impairment analysis for the most recent period presented in your financial statements would be impacted in the event that current charter hire rates or 1-year historical charter rates were used for purposes of determining discounted cash flows for unchartered periods.

7. We note your response to our prior comment 33. We continue to believe that providing this information for each of your vessels provides investors with insight in to the extent to which you would incur a loss if you were to sell a particular vessel in your fleet. Please revise the table on page 62 to disclose the following for each of your vessels: vessel names, the date acquired and the carrying value. Also, please indicate by footnote or otherwise those vessels whose carrying values exceed their estimate market values. Please note that we will not object to your provision disclosure of the amounts by which by the aggregate carrying values of your vessels exceed the aggregate fair values of the vessels in footnotes to the table as currently disclosed.

Our Borrowing Activities, page 73

8. Since debt of your joint venture investees is not reflected on your consolidated balance sheet, please revise the table on pages 73 and 74 to clearly indicate which debt is included in your consolidated balance sheet. Also, please revise to eliminate the debt of your joint ventures that is not reflected in your consolidated balance sheet from the total described as "total interest bearing debt" as we believe it potentially confusing since it implies that the debt of your joint ventures is reflected in your consolidated balance sheet.

Contractual Obligations, page 78

9. We note the pro forma contractual obligations table that has been included on page 79 in response to our prior comment 35. Please explain why the various changes in your outstanding debt obligations reflected in the introductory paragraph to your capitalization table on page 44 of the registration statement, and which have been reflected in your "as

adjusted" capitalization on pages 44 and 45, have not been reflected in the pro forma contractual obligations table. Please advise or revise as appropriate.

The International Oil Tanker Shipping Industry, page 81

Overview of the Offshore Oil and Gas Industry, page 100

10. We note your response to our prior comment 36. Please remove the language "subject to these limitations" in the last sentence of the introductory paragraph.

Certain Relationships and Related Party Transactions, page 131

Registration Rights Agreements, page 131

11. We note your response to previous comment 40. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 131 to disclose its significant terms. MD&A should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

Security Ownership of Certain Beneficial Owners, page 134

12. We note your response to our prior comment 44 and re-issue the comment. For each of the entities listed in the table, please provide the natural person who has voting or dispositive power over the shares listed. Refer generally to General Instruction F to Form 20-F, regarding beneficial owner definition.

Consolidated Statement of Financial Position, page F-2

13. We note from your response to our prior comment 54 that the Company has included its unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013, and the notes thereto, and an updated capitalization table which reflects changes in the Company's capitalization during the period subsequent to December 31, 2013 through March 31, 2014. We also note that the company will adjust the capitalization table to give effect to significant changes in the Company's capitalization that have occurred subsequent to March 31, 2014 and which are expected to occur at the closing of the offering. However, we do not believe that the changes to the registration statement referenced above were fully responsive to our prior comment. As the disclosure on page 136 and elsewhere in the filing indicates that you have the option to convert your perpetual convertible preferred equity securities if your share price reaches a certain level over a certain period of time and your ordinary shares have been admitted to listing on the New York Stock exchange or the Nasdaq Stock Exchange and you disclose that you plan to exercise this option and issue 12,297,073 shares at the closing of the offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares, please revise to include a pro forma

balance sheet alongside your historical balance sheet as of March 31, 2014, giving effect to these changes in capitalization that will occur in connection with the offering. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation.

14. In a related matter, since it appears that the shares to be issued as a result of the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares into 12,297,073 ordinary shares in connection with your offering will have a dilutive effect on your first quarter earnings per share, please revise to disclose pro forma earnings per share on the face of your statement of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your the remaining 30 outstanding perpetual convertible preferred equity shares into 12,297,073 ordinary shares in connection with your offering.

Condensed Consolidated Interim Statement of Profit or Loss, page F-3

15. Please revise the notes to your interim financial statements to disclose the weighted average number of ordinary shares used to calculate your basic and diluted earnings per share for each period presented. The notes to your financial statements should also be revised to include a reconciliation of weighted average shares used to compute basic and diluted earnings per share. Refer to the guidance outlined in paragraph 70(b) of IAS 33.

16. In addition, please revise the notes to your financial statements to disclose the number of instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share because they are antidilutive for the periods presented. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

Condensed Consolidated Interim Statement of Changes in Equity, page F-5

17. Given the significant changes in equity that occurred during the three months ended March 31, 2014, please revise the notes to your interim financial statements to include a reconciliation of the number of ordinary shares outstanding at the beginning and end of the three months ended March 31, 2014. Refer to the disclosure requirements outlined in paragraph 79 of IAS 1.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

18. Please indicate the section of the Securities Act of 1933 or the rule of the Commission under which exemption from registration was claimed for each of the transactions in this section and state briefly the facts relied upon to make the exemption available. Give the name of the principal underwriters, if any. As to any such securities not publicly offered,

name the persons or identify the class of persons to whom the securities were sold. See Item 701 of Regulation S-K.

Other

19. Please provide a currently dated consent from the independent registered public accountants in upon the public filing of your Form F-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.